SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
vchiu@sidley.com (212) 839-5974	Founded 1866

August 29, 2013

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	FactorShares 2X: S&P500 Bull/TBond Bear
Form 10-K for fiscal year ended December 31, 2012
Filed March 26, 2013
File No. 1-35087

FactorShares 2X: S&P500 Bull/USD Bear
Form 10-K for fiscal year ended December 31, 2012
Filed March 26, 2013
File No. 1-35089

FactorShares 2X: TBond Bull/S&P500 Bear
Form 10-K for fiscal year ended December 31, 2012
Filed March 26, 2013
File No. 1-35088

Dear Mr. Woody:

Thank you for your comment letter (the “Comment Letter”) dated August 20, 2013 addressed to Ms. Mary Byra, Principal Financial Officer of Factor Capital Management LLC, the managing owner (the “Managing Owner”) of FactorShares 2X: S&P500 Bull/TBond Bear, FactorShares 2X: S&P500 Bull/USD Bear and FactorShares 2X: TBond Bull/S&P500 Bear (individually, a “Fund,” collectively, the “Funds”) in connection with the above-referenced matter.

This letter responds on behalf of the Managing Owner to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 29, 2013

Form 10-K for fiscal year ended December 31, 2012

General

1.	In future Exchange Act reports, please identify your authorized participants.

Response:

The Funds’ future Exchange Act periodic reports (the “Reports”) will be revised to reflect the foregoing comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2.	In future Exchange Act reports, please expand your disclosure to discuss the impact of interest earned on uninvested cash on results, rates and trends, as applicable.

Response:

The Managing Owner respectfully submits that, in light of the historically low interest rate environment, the impact of the interest earned on the uninvested cash upon each Fund’s performance has been immaterial. Therefore, so long as the current interest rate environment persists, expanding the current disclosure in the Reports will not provide the reader with any meaningful information and may confuse the reader. Should the interest rate environment change in any material respect, our disclosure will be expanded appropriately.

3.	To the extent such costs to rebalance your portfolio are material, please disclose such amounts in future Exchange Act reports.

Response:

Each Fund’s future Exchange Act Reports will be revised to reflect the foregoing comment.

August 29, 2013

Item 15. Exhibits, Financial Statement Schedules

Signatures

4.	In future Exchange Act reports, please include the signature of your principal accounting officer or controller. Please refer to General Instruction D of Form 10-K for guidance. Furthermore, please include all required signatures of your officers and directors in their capacities as officers and directors in future Exchange Act reports. Refer to the form requirements for further guidance.

Response:

The Funds do not have any directors or officers. The Managing Owner has sole management authority over the business and affairs of the Funds in a manner analogous to the general partner of a limited partnership. Therefore, the Managing Owner has signed the Form 10-K on behalf of the Funds.

Mary Byra’s responsibilities as the Principal Financial Officer of the Managing Owner include responsibilities that may be customarily considered to be associated with a controller and a principal accounting officer. Therefore, Ms. Byra’s execution of each Fund’s Form 10-K satisfies the requirement that the Reports be executed by a controller or a principal accounting officer.

Each Fund’s future Exchange Act Reports will be revised to include all required signatures of the Managing Owner’s officers and directors in their capacities as officers and directors. We apologize for this oversight in the Reports.

(a)(3) Exhibits

Exhibit 31.1 and 31.2

5.	As you have included management’s report on internal control as required, please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4, as well as paragraph 4(b) for your certifications. Please also amend your Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 to correct such omissions and ensure such interim certifications are provided exactly as prescribed in Item 601(b)(31) of Regulation S-K.

Exhibits 31.1 and 31.2 to the Form 10-K, and to the Form 10-Qs for the periods ended March 31, 2013 and June 30, 2013 for each Fund have been revised to reflect the foregoing comment and an amended Form 10-K and Form 10-Qs for each Fund are being filed contemporaneously herewith.

August 29, 2013

The Managing Owner, on behalf of the Fund, acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5974.

Very truly yours,

/s/ Victor T. Chiu
Victor T. Chiu